UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For July 2020

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On July 23, 2020, Check-Cap Ltd. (the “Company”) entered into a warrant exercise agreement (the “Exercise Agreement”) with several existing institutional investors who are the holders (the “Holders”) of certain warrants (the “Warrants”) to purchase the Company’s ordinary shares, par value NIS 2.40 per share, pursuant to which the Holders agreed to exercise in cash their Warrants to purchase up to an aggregate of 16,054,223 ordinary shares having exercise prices ranging from $15.00 to $0.80 per share, at a reduced exercise price of $0.60 per share. The Warrants exercised in the transaction include warrants to purchase up to 15,000,003 ordinary shares at an exercise price of $0.80 per share issued in May 2020 and April 2020, warrants to purchase up to 968,992 ordinary shares at an exercise price of $2.58 per share issued in February 2019, and warrants to purchase up to 85,228 ordinary shares at an exercise price of $15.00 per share issued in November 2017. The gross proceeds to the Company from the transaction are expected to be approximately $9.6 million, prior to deducting placement agent fees and other offering expenses.

The Company intends to use the net proceeds from the offering to advance the ongoing clinical development of C-Scan®, including preparations for the Company's U.S. pivotal study, and for general corporate purposes.

Under the Exercise Agreement, the Company also agreed to issue to the Holders new unregistered warrants to purchase up to 19,265,068 ordinary shares (the “Private Placement Warrants”). The Private Placement Warrants will be immediately exercisable, will expire five and one-half years from issuance date and have an exercise price of $0.80 per share, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants.

In addition, under the Exercise Agreement, the Company agreed to file, as soon as practicable (and in any case by August 22, 2020), a registration statement with the Securities and Exchange Commission (the “SEC”), registering the resale of the ordinary shares issuable upon exercise of the Private Placement Warrants and to use best efforts to cause such registration statement to be declared effective by September 21, 2020 (or, in the event of a “full review” by the SEC, by October 21, 2020)  and to keep such registration statement effective at all times until no holder owns any warrants or underlying ordinary shares issuable upon exercise of the Private Placement Warrants.

The Private Placement Warrants and the shares underlying the Private Placement Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Private Placement Warrants and the ordinary shares underlying the warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Private Placement Warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The ordinary shares issuable upon exercise of the Warrants are registered, as applicable (1) for resale pursuant to an effective registration statement on Form F-1 (File No. 333-238532), which became effective by the SEC on June 5, 2020, (2) pursuant to a prospectus supplement dated as of February 4, 2019 forming a part of an effective registration statement on Form F-3 (File No. 333-225789), which became effective by the SEC on July 16, 2018, and (3) for resale pursuant to an effective registration statement on Form F-3 (File No. 333-225789), which became effective by the SEC on July 16, 2018. The Company negotiated the Exercise Agreement with each Holder individually before reaching a form of exercise agreement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Exercise Agreement and Private Placement Warrants are subject to, and qualified in their entirety by reference to, the form of Warrant Exercise Agreement and form of Private Placement Warrant with the Holders, which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

In connection with the Exercise Agreement, the Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as the Company’s exclusive placement agent. Pursuant to an Engagement Agreement dated July 22, 2020 (the “Engagement Agreement”), the Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expense allowance of $65,000, and a clearing fee of $12,900. In addition, the Company agreed to issue to the Placement Agent (or its designees) warrants exercisable for 7.0% of the aggregate number of shares placed in the offering, or warrants to purchase up to 1,123,796 ordinary shares, on the same terms as the Private Placement Warrants (the “Wainwright Warrants”), except that the Wainwright Warrant will have an exercise price of $0.75 per share. The foregoing summary of the terms of the Wainwright Warrants is subject to, and qualified in their entirety by reference to, the form of Wainwright Warrant, filed as Exhibit 10.3 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit

Exhibit No.	Description

10.1	Form of Warrant Exercise Agreement.
10.2	Form of Private Placement Warrant.
10.3	Form of Wainwright Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: July 24, 2020		Title: Chief Executive Officer